# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VCI Global Limited, CIK 0001930510
CUSIP: G98218301
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 80 S.W. 8TH Street, Suite 2000, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 04/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001912606

## Reporting persons
- Alumni Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 331,858; shared voting power 0; sole dispositive power 331,858; shared dispositive power 0; aggregate amount beneficially owned 331,858 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: (1) Alumni Capital LP is the holder of warrants to purchase Ordinary Shares. Alumni Capital GP LLC is the general partner of Alumni Capital LP and in that capacity has voting and dispositive power over securities owned by Alumni Capital LP. Alumni Capital GP LLC does not itself own any securities of the issuer. Ashkan Mapar is the manager of Alumni Capital GP LLC, which is the general partner of Alumni Capital LP and in that capacity may be deemed to possess voting and dispositive power over securities owned by Alumni Capital LP; however, Ashkan Mapar disclaims beneficial ownership of these Ordinary Shares shares except to the extent of his pecuniary interest therein. Ashkan Mapar does not himself own any securities of the issuer.
  
  (2) Represents 331,858 Ordinary Shares underlying presently exerciseable warrants held by Alumni Capital LP, and it excludes 4,213,607 Ordinary Shares underlying warrants that cannot be issued if, after giving effect to such issuance after exercise, Alumni Capital LP (together with its affiliates) would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise (the "Exercise Blockers"). Without the 9.99% Exercise Blockers noted in this Schedule 13G, Alumni Capital LP would be deemed to beneficially own 4,545,465 Ordinary Shares.
  
  (3) Based on 3,020,243 Ordinary Shares outstanding plus 331,858 Ordinary Shares issuable upon exercise of presently exerciseable warrants.
- Alumni Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 331,858; shared voting power 0; sole dispositive power 331,858; shared dispositive power 0; aggregate amount beneficially owned 331,858 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: (1) Alumni Capital LP is the holder of warrants to purchase Ordinary Shares. Alumni Capital GP LLC is the general partner of Alumni Capital LP and in that capacity has voting and dispositive power over securities owned by Alumni Capital LP. Alumni Capital GP LLC does not itself own any securities of the issuer. Ashkan Mapar is the manager of Alumni Capital GP LLC, which is the general partner of Alumni Capital LP and in that capacity may be deemed to possess voting and dispositive power over securities owned by Alumni Capital LP; however, Ashkan Mapar disclaims beneficial ownership of these Ordinary Shares shares except to the extent of his pecuniary interest therein. Ashkan Mapar does not himself own any securities of the issuer.
  
  (2) Represents 331,858 Ordinary Shares underlying presently exerciseable warrants held by Alumni Capital LP, and it excludes 4,213,607 Ordinary Shares underlying warrants that cannot be issued if, after giving effect to such issuance after exercise, Alumni Capital LP (together with its affiliates) would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise (the "Exercise Blockers"). Without the 9.99% Exercise Blockers noted in this Schedule 13G, Alumni Capital LP would be deemed to beneficially own 4,545,465 Ordinary Shares.
  
  (3) Based on 3,020,243 Ordinary Shares outstanding plus 331,858 Ordinary Shares issuable upon exercise of presently exerciseable warrants.
- Ashkan Mapar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 331,858; shared voting power 0; sole dispositive power 331,858; shared dispositive power 0; aggregate amount beneficially owned 331,858 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: (1) Alumni Capital LP is the holder of warrants to purchase Ordinary Shares. Alumni Capital GP LLC is the general partner of Alumni Capital LP and in that capacity has voting and dispositive power over securities owned by Alumni Capital LP. Alumni Capital GP LLC does not itself own any securities of the issuer. Ashkan Mapar is the manager of Alumni Capital GP LLC, which is the general partner of Alumni Capital LP and in that capacity may be deemed to possess voting and dispositive power over securities owned by Alumni Capital LP; however, Ashkan Mapar disclaims beneficial ownership of these Ordinary Shares shares except to the extent of his pecuniary interest therein. Ashkan Mapar does not himself own any securities of the issuer.
  
  (2) Represents 331,858 Ordinary Shares underlying presently exerciseable warrants held by Alumni Capital LP, and it excludes 4,213,607 Ordinary Shares underlying warrants that cannot be issued if, after giving effect to such issuance after exercise, Alumni Capital LP (together with its affiliates) would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise (the "Exercise Blockers"). Without the 9.99% Exercise Blockers noted in this Schedule 13G, Alumni Capital LP would be deemed to beneficially own 4,545,465 Ordinary Shares.
  
  (3) Based on 3,020,243 Ordinary Shares outstanding plus 331,858 Ordinary Shares issuable upon exercise of presently exerciseable warrants.

## Item 1. Issuer
Name of issuer: VCI Global Limited
Address of issuer's principal executive offices: B03-C-8 Menara 3A KL, Eco City, No.3 Jalan Bangsar 59200 Kuala Lumpur

## Item 2. Person Filing
Name of person filing:
Alumni Capital LP
Alumni Capital GP LLC
Ashkan Mapar, Manager of Alumni Capital GP LLC
Address of principal business office or, if none, residence:
80 S.W. 8TH Street
Suite 2000
Miami, FL 33131
Citizenship:
Alumni Capital LP, Delaware limited partnership
Alumni Capital GP LLC, Delaware limited liability company
Ashkan Mapar, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 331,858 (1)(2)
Percent of class: 9.99 % (3)
Sole power to vote or to direct the vote: 331,858 (1)(2)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 331,858 (1)(2)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Index

A. Agreement of Joint Filing

## Signatures
- Alumni Capital LP: /s/ Ashkan Mapar, Ashkan Mapar/Manager of Alumni Capital GP LLC, General Partner of Alumni Capital LP (04/14/2025)
- Alumni Capital GP LLC: /s/ Ashkan Mapar, Ashkan Mapar/Manager (04/14/2025)
- Ashkan Mapar: /s/ Ashkan Mapar, Ashkan Mapar (04/14/2025)